UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 26, 2012

Press Release

Luxottica confirms its strong growth path

Revenue for the second quarter exceeds 1.8 billion Euros (+15.2%)

Net income of 195.5 million Euros (+20.6%)

Milan (Italy), July 26, 2012 – The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, production, distribution and sale of fashion, luxury and sports eyewear, met today and approved the consolidated results for the second quarter and the six months ending on June 30, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

Second quarter of 20121

(millions of Euro)	Q2 2012	Q2 2011	Difference
				(at current exchange rates)

Net sales	1,882.2	1,633.5	+15.2%	(+7.0% at constant exchange rates2)

Operating income	332.6	276.8	+20.2%

Net income attributable to Luxottica Group stockholders	195.5	162.1	+20.6%

Earnings per share	0.42	0.35	+19.6%

Earnings per share in US$	0.54	0.51	+6.5%

First half of 20121

(millions of Euro)	H1 2012	H1 2011	Difference
				(at current exchange rates)

Net Sales	3,670.4	3,189.6	+15.1%	(+9.0% at constant exchange rates2)

Operating income Adjusted [3,4]	569.1 590.6	484.2	+17.5% +22.0%

Net income attributable to Luxottica Group stockholders Adjusted [3,4]	326.3 341.3	276.8	+17.9% +23.3%

Earnings per share Adjusted [3,4]	0.70 0.74	0.60	+17.1% +22.5%

Earnings per share in US$ Adjusted [3,4]	0.91 0.96	0.84	+8.2% +13.2%

Operating performance of the second quarter and through June 30, 2012

During the course of the second quarter of 2012, Luxottica’s growth trend continued. In a more challenging macroeconomic climate, Luxottica achieved positive results in the majority of the geographic areas in which it operates, with excellent performance in North America, Australia and all emerging countries.

In the second quarter of 2012, the Group’s net sales rose by 15.2% at current exchange rates (+7.0% at constant exchange rates2), increasing from 1,633.5 million Euros to 1,882.2 million Euros.

During the half-year, revenue grew by 15.1% (+9.0% current exchange rates2) to 3,670.4 million Euros (3,189.6 million Euros during the same period in 2011).

“This year, we have arrived at the half-way point very satisfied. In a very challenging period, we managed to grow our business by 15% with respect to last year. Our profitability grew in a more than proportional manner and once again we generated approximately 180 million Euros of free cash flow4,” commented Andrea Guerra, Chief Executive Officer of Luxottica. “We worked in a determined manner in all of the geographic areas in which we operate, achieving the objectives which we had pre-established. A balanced business model and a global geographic presence are the two pillars which have underpinned performance through today.

During these months, we recorded significant growth in the United States. All of our divisions contributed substantially to these results. The organizational changes we have made over the years are paying off. In particular, Sunglass Hut once again increased sales of 11.7% on a comparable store sales5 basis. Sunglasses are a key driver of business growth in the United States for Luxottica. Despite the fact that the U.S. market is smaller and less mature as compared to Europe, it keeps growing.

In emerging markets, sales grew 35% in the first half of the year. We are growing our business everywhere and continuing to invest in order to transform our presence in an increasingly structural manner, in particular in China, India, Brazil, Mexico and Eastern Europe.

In Western Europe, the macroeconomic climate is different. During the first six months, we succeeded in delivering positive sales results once again (+1%). Performance can be divided into the following three parts: Continental Europe very good. France remained positive. Mediterranean Europe negative.

In Australia, OPSM achieved favorable comparable store sales5 results as compared to 2011.

We are confident that these half-year results constitute a solid foundation for reaching our full-year 2012 objectives,  although 2012 is clearly harder to predict”.

EBITDA4 for the second quarter of 2012 rose by 18.1% over the same period in 2011, going from 352.2 million Euros in 2011 to 415.9 million Euros in the current period. Additionally, adjusted EBITDA3,4 for the first half of 2012 reached 761.2 million Euros an increase over the 635.1 million Euros recorded for the same period in 2011.

Operating income for the second quarter of 2012 amounted to 332.6 million Euros (276.8 million Euros during the same period of the previous year, +20.2%). The Group’s operating margin grew even further rising from 16.9% in the second quarter of 2011 to 17.7% in the current quarter.

During the first sixth months of the year, adjusted operating income3,4 amounted to 590.6 million Euros, up by 22.0% as compared to 484.2 million Euros in the same period of 2011. The

Group’s adjusted operating margin3,4 therefore rose from 15.2% during this period in 2011 to 16.1% in the first half of 2012.

Net income for the second quarter of 2012 increased to 195.5 million Euros (162.1 million Euros in 2011, +20.6%), resulting in EPS (earnings per share) of 0.42 Euros (at an average €/US$ exchange rate of 1.2814). EPS in US dollars was 0.54 US$ in the period.

Also in the second quarter of 2012, the strict control of working capital enabled Luxottica to accumulate significant free cash flow in the amount of 180 million Euros for the quarter as compared to 154 million Euros of the same period of 2011. After having paid dividends during the quarter of approximately 227 million Euros, net debt as of June 30, 2012 was 2,164 million Euros (2,032 million at the end of 2011), with the ratio of net debt /adjusted EBITDA4 at 1.7, in line with expectations.

Wholesale division

The wholesale division achieved record results. Net sales registered in the second quarter 2012 are the best in the Group’s history.

In terms of sales performance in Luxottica’s key markets, results in North America and the emerging markets stand out, and in particular, in China, India, Brazil, Mexico and Eastern Europe. Very sound results were also achieved in Continental Europe and in particular in the UK, Germany and Nordic countries. Performance continued to be positive in France while it was negative in Italy and Spain.

This significant growth in the wholesale division is primarily due to the increasingly close relationship with clients and to the excellent reception of new collections. Our brand portfolio had a fundamental role in achieving these results: Ray-Ban, Oakley and the premium and luxury segment continued their double-digit growth trend in percentage.

Net sales for the wholesale division reached 788.2 million Euros from 704.0 million Euros in the second quarter of 2011 (+12.0% at current exchange rates and +8.4% at constant exchange rates2). On a half-year basis, net sales were 1,515.0 million Euros, improving by 12.6% at current exchange rates (+10.1% at constant exchange rates2) as compared to 1,345.1 million Euros in the first half of 2011.

Operating income grew to 207.7 million Euros, from 188.5 million in the second quarter of 2011 and the operating margin was 26.4%. In the first half of 2012, the operating margin was equal to 25.1% (25.0% in the corresponding period of last year).

Retail division

During the course of the second quarter, the growth trend continued in the retail division, in particular for Sunglass Hut and Oakley in North America and GMO in Latin America. Net sales for the division equaled 1,094.0 million Euros (929.6 million Euros in the second quarter of 2011, +17.7% at current exchange rates and +5.9% at constant exchange rates2).

For the first six months of 2012, net sales were 2,155.4 million Euros, improving by 16.9% with respect to 1,844.5 million Euros in the first half of 2011 (+8.2% at constant exchange rates2).

The division’s operating income went from 129.8 million Euros in the second quarter of 2011 to 169.5 million Euros in the same period in 2012 and the operating margin accordingly grew to 15.5% from 14.0% for the period. On a half-yearly basis, the adjusted operating margin3,4 was equal to 13.6% (12.3% in the first half-year of 2011).

LensCrafters experienced a quarter full of ups and downs. The implementation of a new IT platform generated a temporary slowdown in store transactions, which was fully accounted for in the Division’s forecast for the period. The quarter ended with an increase in comparable store sales5 of approximately 1%.

For the first six months of 2012, LensCrafters profitability was the best as compared to recent years.

Once again, Sunglass Hut performance was exceptional. The Group’s sun specialty chain that operates in a number of geographic areas posted overall comparable store sales5 improving by 10.6% in the second quarter, with particularly positive performance in North America, emerging markets, South Africa and Australia.

In Australia, the plan to develop OPSM and the reorganization of smaller retail brands have contributed to the division’s positive results. The quarter ended with growth in total OPSM net sales of 6.3%, despite store closings in the region, and comparable same store sales5 increasing by 8.0% in the period.

The Luxottica optical retail business in the region grew in profitability by 23.6 % during the second quarter of 2012 as compared to results generated by this business in the same period of 2011.

§

The results for the second quarter of 2012 will be discussed today at 7:00 p.m. (CET) during a conference call with the financial community.

The presentation will be available via live webcast on our website, www.luxottica.com.

§

In addition, the Luxottica’s Board of Directors approved the merger through acquisition of the 100% controlled subsidiary, Luxottica STARS S.r.l., into Luxottica Group S.p.A. and the by-law modifications required under law no. 120/2011 on the issue of gender equality in the composition of corporate boards.

The officer responsible for preparing the company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

www.luxottica.com

Luxottica Group – Contacts

Cristina Parenti Group Corporate Communication and Public Relations Director Tel.: +39 (02) 8633 4683 E-mail: cristina.parenti@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 E-mail: InvestorRelations@Luxottica.com

Ana Iris Reece Group Financial and Corporate Press Office Manager Tel.: +39 (02) 8633 4912 Email: anairis.reece@luxottica.com

Notes to the press release

1 All comparisons, including percentage changes, refer to the three months and the six months ended June 30, 2012 and June 30, 2011, respectively.

2 Figures given at constant exchange rates have been calculated using the average exchange rate of the respective comparative period in the previous year. For further information, please refer to the attached tables.

3 The adjusted data for the first quarter of 2012 does not include restructuring costs relating to the reorganization of OPSM amounting to an approximately €21.4 million adjustment to Operating Income and an approximately €15 million adjustment to Net Income.

4 EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted operating margin, free cash flow, net debt, the ratio of net debt to adjusted EBITDA, adjusted net income, adjusted operating income and adjusted earnings per share are not measures in accordance with IAS/IFRS. For additional information on non-IAS/IFRS measures, please see the attached tables.

5 Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2011, Luxottica Group posted net sales of more than €6.2 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the current uncertain international economic outlook, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other, political, economic and technological factors and other risks and uncertainties described in our filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- APPENDIX FOLLOWS -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2012 AND JUNE 30, 2011

In accordance with IAS/IFRS

	2012	2011	% Change
KEY FIGURES IN THOUSANDS OF EURO (1)

NET SALES	1,882,185	1,633,545	15.2%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	195,545	162,087	20.5%

BASIC EARNINGS PER SHARE (ADS) (2):	0.42	0.35	19.6%

	2012	2011	% Change
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

NET SALES	2,411,831	2,350,835	2.6%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	250,571	233,259	7.3%

BASIC EARNINGS PER SHARE (ADS) (2):	0.54	0.51	6.5%

	2012	2011
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	464,240,741	460,302,612
(3) Average exchange rate (in U.S. Dollars per Euro)	1.2814	1.4391

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2012 AND JUNE 30, 2011

In accordance with IAS/IFRS

	2012	2011	% Change
KEY FIGURES IN THOUSANDS OF EURO (1)

NET SALES	3,670,358	3,189,646	15.1%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	326,321	276,782	17.9%

BASIC EARNINGS PER SHARE (ADS) (2)	0.70	0.60	17.1%

	2012	2011	% Change
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

NET SALES	4,758,619	4,475,711	6.3%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	423,075	388,381	8.9%

BASIC EARNINGS PER SHARE (ADS)(2)	0.91	0.84	8.2%

	2012	2011
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	463,228,972	460,118,653
(3) Average exchange rate (in U.S. Dollars per Euro)	1.2965	1.4032

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2012 AND JUNE 30, 2011

In accordance with IAS/IFRS

	2012	% of sales	2011	% of sales	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)
NET SALES	1,882,185	100.0%	1,633,545	100.0%	15.2%
COST OF SALES	(606,477)		(542,673)
GROSS PROFIT	1,275,708	67.8%	1,090,871	66.8%	16.9%
OPERATING EXPENSES:
SELLING EXPENSES	(562,847)		(488,102)
ROYALTIES	(35,586)		(28,509)
ADVERTISING EXPENSES	(123,429)		(113,260)
GENERAL AND ADMINISTRATIVE EXPENSES	(199,406)		(164,481)
TRADEMARK AMORTIZATION AND OTHER	(21,807)		(19,701)
TOTAL	(943,075)		(814,053)
OPERATING INCOME	332,633	17.7%	276,818	16.9%	20.2%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(36,004)		(31,172)
INTEREST INCOME	6,478		5,148
OTHER - NET	(421)		(1,152)
OTHER INCOME (EXPENSES)-NET	(29,947)		(27,175)
INCOME BEFORE PROVISION FOR INCOME TAXES	302,686	16.1%	249,643	15.3%	21.2%
PROVISION FOR INCOME TAXES	(105,896)		(85,822)

NET INCOME	196,790		163,821
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	195,545	10.4%	162,087	9.9%	20.6%
- NON-CONTROLLING INTERESTS	1,245	0.1%	1,734	0.1%
NET INCOME	196,790	10.5%	163,821	10.0%	20.1%

BASIC EARNINGS PER SHARE (ADS):	0.42		0.35

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.42		0.35

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	464,240,741		460,302,612

FULLY DILUTED AVERAGE NUMBER OF SHARES	466,494,529		462,326,882

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2012 AND JUNE 30, 2011

In accordance with IAS/IFRS

	2012	% of sales	2011	% of sales	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)
NET SALES	3,670,358	100.0%	3,189,646	100.0%	15.1%
COST OF SALES	(1,229,042)		(1,097,127)
GROSS PROFIT	2,441,316	66.5%	2,092,519	65.6%	16.7%
OPERATING EXPENSES:
SELLING EXPENSES	(1,134,419)		(980,366)
ROYALTIES	(68,104)		(57,052)
ADVERTISING EXPENSES	(225,407)		(203,673)
GENERAL AND ADMINISTRATIVE EXPENSES	(401,614)		(327,125)
TRADEMARK AMORTIZATION AND OTHER	(42,625)		(40,069)
TOTAL	(1,872,168)		(1,608,285)
OPERATING INCOME	569,148	15.5%	484,234	15.2%	17.5%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(72,988)		(60,434)
INTEREST INCOME	11,895		7,235
OTHER - NET	(489)		(2,896)
OTHER INCOME (EXPENSES)-NET	(61,582)		(56,095)
INCOME BEFORE PROVISION FOR INCOME TAXES	507,566	13.8%	428,140	13.4%	18.6%
PROVISION FOR INCOME TAXES	(178,077)		(147,221)

NET INCOME	329,489	9.0%	280,919	8.8%	17.3%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	326,321	8.9%	276,782	8.7%	17.9%
- NON-CONTROLLING INTERESTS	3,168	0.1%	4,138	0.1%
NET INCOME	329,489	9.0%	280,919	8.8%	17.3%

BASIC EARNINGS PER SHARE (ADS):	0.70		0.60

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.70		0.60

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	463,228,972		460,118,653

FULLY DILUTED AVERAGE NUMBER OF SHARES	465,560,791		462,153,860

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

In accordance with IAS/IFRS

	June 30, 2012	December 31, 2011

KEY FIGURES IN THOUSANDS OF EURO
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	1,137,510	905,100
ACCOUNTS RECEIVABLE - NET	962,798	714,033
INVENTORIES - NET	708,023	649,506
OTHER ASSETS	208,846	230,850
TOTAL CURRENT ASSETS	3,017,177	2,499,489

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,191,892	1,169,066
GOODWILL	3,240,651	3,090,563
INTANGIBLE ASSETS - NET	1,407,292	1,350,921
INVESTMENTS	8,971	8,754
OTHER ASSETS	136,558	147,625
DEFERRED TAX ASSETS	199,438	202,206
TOTAL NON-CURRENT ASSETS	6,184,802	5,969,134

TOTAL	9,201,979	8,468,623

CURRENT LIABILITIES:
BANK OVERDRAFTS	116,535	193,834
CURRENT PORTION OF LONG-TERM DEBT	722,471	498,295
ACCOUNTS PAYABLE	628,528	608,327
INCOME TAXES PAYABLE	79,285	39,859
SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES	70,081	53,337
OTHER LIABILITIES	612,404	579,595
TOTAL CURRENT LIABILITIES	2,229,305	1,973,247

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,462,397	2,244,583
EMPLOYEES BENEFITS	224,898	197,675
DEFERRED TAX LIABILITIES	268,740	280,842
LONG TERM PROVISIONS FOR RISKS AND OTHER CHARGES	99,523	80,400
OTHER LIABILITIES	65,918	66,756
TOTAL NON-CURRENT LIABILITIES	3,121,476	2,870,256

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	3,838,417	3,612,928
NON-CONTROLLING INTEREST	12,782	12,192
TOTAL STOCKHOLDERS’ EQUITY	3,851,199	3,625,120

TOTAL	9,201,979	8,468,623

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2012 AND JUNE 30, 2011

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated
2012

Net Sales	1,514,999	2,155,359		3,670,358
Operating Income	380,642	272,619	(84,113)	569,148
% of Sales	25.1%	12.6%		15.5%
Capital Expenditures (1)	58,674	105,205		163,878
Depreciation & Amortization	47,599	80,424	42,627	170,649
2011

Net Sales	1,345,101	1,844,545		3,189,646
Operating Income	336,328	226,562	(78,655)	484,234
% of Sales	25.0%	12.3%		15.2%
Capital Expenditures	46,169	85,413		131,582
Depreciation & Amortization	41,523	69,313	40,069	150,906

Notes :

(1) In 2012, Capital Expenditures include finance leases of the Retail division of Euro 18.2 million. Capital Expenditures excluding finance leases were Euro 145.7 million.

Major currencies

	Three months ended	Six months ended	Twelve months ended	Three months ended	Six months ended
	June 30, 2012	June 30, 2012	December 31, 2011	June 30, 2011	June 30, 2011
Average exchange rates per € 1

US$	1.28142	1.29647	1.39196	1.43906	1.40325

AUD	1.26990	1.25586	1.34839	1.35500	1.35820

GBP	0.80998	0.82252	0.86788	0.88274	0.86818

CNY	8.10715	8.19011	8.99600	9.35094	9.17552

JPY	102.59419	103.31024	110.95860	117.40762	114.96992

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures by excluding non-recurring OPSM reorganization costs of approximately €21.4 million.

In addition, we have made adjustments to fiscal year 2011 measures for comparative purposes as described in the footnotes to the tables that contain such fiscal year 2011 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	6M12					6M11
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	3,670.4	739.8	569.1	326.3	0.70	3,189.6	635.1	484.2	276.8	0.60

> Adjustment for OPSM reorganization		21.4	21.4	15.0	0.04

Adjusted	3,670.4	761.2	590.6	341.3	0.74	3,189.6	635.1	484.2	276.8	0.60

Retail Division

	6M12					6M11
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	2,155.4	353.0	272.6	n.a.	n.a.	1,844.5	295.9	226.6	n.a.	n.a.

> Adjustment for OPSM reorganization		21.4	21.4

Adjusted	2,155.4	374.5	294.1	n.a.	n.a.	1,844.5	295.9	226.6	n.a.	n.a.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	2Q 2011	2Q 2012	6M 2011	6M 2012	FY 2011	LTM June 30, 2012

Net income/(loss) (+)	162.1	195.5	276.8	326.3	452.3	501.9

Net income attributable to non-controlling interest (+)	1.7	1.2	4.1	3.2	6.0	5.0

Provision for income taxes (+)	85.8	105.9	147.2	178.1	237.0	267.8

Other (income)/expense (+)	27.2	29.9	56.1	61.6	111.9	117.4

Depreciation & amortization (+)	75.3	83.3	150.9	170.6	323.9	343.6

EBITDA (=)	352.2	415.9	635.1	739.8	1,131.0	1,235.7

Net sales (/)	1,633.5	1,882.2	3,189.6	3,670.4	6,222.5	6,703.2

EBITDA margin (=)	21.6%	22.1%	19.9%	20.2%	18.2%	18.4%

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	2Q 2011	2Q 2012	6M 2011	6M 2012	FY 2011[1]	LTM June 30, 2012[1]

Adjusted Net income/(loss)	162.1	195.5	276.8	341.3	455.6	520.2
(+)

Net income attributable to non-controlling interest	1.7	1.2	4.1	3.2	6.0	5.0
(+)

Adjusted Provision for income taxes	85.8	105.9	147.2	184.5	247.4	284.7
(+)

Other (income)/expense	27.2	29.9	56.1	61.6	111.9	117.4
(+)

Adjusted Depreciation & amortization	75.3	83.3	150.9	170.6	315.0	334.7
(+)

Adjusted EBITDA	352.2	415.9	635.1	761.2	1,135.9	1,261.9
(=)

Net sales	1,633.5	1,882.2	3,189.6	3,670.4	6,222.5	6,703.2
(/)

Adjusted EBITDA margin	21.6%	22.1%	19.9%	20.7%	18.3%	18.8%
(=)

1The adjusted figures exclude the following measures:

(a) an extraordinary gain of approximately €19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

(b) non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately €12 million, including the adjustment relating to the grant of treasury shares to Group employees;

(c) non-recurring restructuring and start-up costs in the Retail Division of approximately €11 million; and

(d) non-recurring OPSM re-organization costs for approximately €9.5 million in 2011 and €21.4 million in 2012.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Jun. 30, 2012	Dec. 31, 2011

Long-term debt (+)	2,462.4	2,244.6

Current portion of long-term debt (+)	722.5	498.3

Bank overdrafts (+)	116.5	193.8

Cash (-)	(1,137.5)	(905.1)

Net debt (=)	2,163.9	2,031.6

EBITDA	1,235.7	1,131.0

Net debt/EBITDA	1.8x	1.8x

Net debt @ avg. exchange rates (1)	2,097.0	1,944.4

Net debt @ avg. exchange rates (1)/EBITDA	1.7x	1.7x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

Millions of Euro

	Jun. 30, 2012	Dec. 31, 2011[2]

Long-term debt (+)	2,462.4	2,244.6

Current portion of long-term debt (+)	722.5	498.3

Bank overdrafts (+)	116.5	193.8

Cash (-)	(1,137.5)	(905.1)

Net debt (=)	2,163.9	2,031.6

LTM Adjusted EBITDA	1,261.9	1,135.9

Net debt/LTM Adjusted EBITDA	1.7x	1.8x

Net debt @ avg. exchange rates (1)	2,097.0	1,944.4

Net debt @ avg. exchange rates (1)/LTM EBITDA	1.7x	1.7x

1 Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

2      The adjusted figures exclude the following measures:

(a) an extraordinary gain of approximately €19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

(b) non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately €12 million, including the adjustment relating to the grant of treasury shares to Group employees;

(c) non-recurring restructuring and start-up costs in the Retail Division of approximately €11 million; and

(d) non-recurring OPSM reorganization costs of approximately €9.5 million and €21.4 million in 2012.

Non-IAS/IFRS Measures: Free Cash Flow

  Free cash flow net represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include it in this presentation in order to:

•       Improve transparency for investors;

•       Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•       Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•       Properly define the metrics used and confirm their calculation; and

•       Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•       The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•       Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•       Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

  We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

  See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

6M 2012
EBITDA (1)	761
working capital	(229)
Capex	(146)

Operating cash flow	386
Financial charges (2)	(61)
Taxes	(108)
Extraordinary charges (3)	(0)

Free cash flow	216

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

2Q 2012
EBITDA (1)	416
working capital	(26)
Capex	(84)

Operating cash flow	305
Financial charges (2)	(30)
Taxes	(96)
Extraordinary charges (3)	(0)

Free cash flow	180

1. EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: July 30, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER